

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 8, 2006

Via U.S. Mail and Fax: (972) 458-0908
Jeffrey Poll
Chief Operating Officer
IBroadband, Inc.
14286 Gillis Rd.
Farmers Branch, TX 75244

      RE: IBroadband, Inc.
              Form 10-SB
              Filed April 19, 2006
              File No. 0-51918

Dear Mr. Poll:

      We have reviewed the above filing and have the following comments. Where indicated, we think that you should revise your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

General

1.   We note that you have begun filing periodic reports even though you are not required to do so. We also note your incorrect statement under "further information" that you securities became registered under the Securities Exchange Act of 1934 "[w]ith the filing of this registration statement…" Please note that the Form 10-SB goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. We

note your statement in MD&A that the company "is currently engaged in efforts to raise capital from both foreign and domestic sources, but has not agreement in place for any financing." Please confirm to us in your response letter that you have not promoted your company as a public company (e.g. to attract financing) since the filing of this registration statement, and tell us why you have begun reporting as a public company prior to the effectiveness of your registration statement.

2.   Please update your Form 10-SB to include unaudited financial statements for the period ended March 31, 2006. In addition, update the remainder of the document, including MD&A, to discuss your financial condition and results of operations for that period. See Item 310(g) of Regulation S-B.

Item 1 Description of Business, page 1

The Company, page 1

3.   Revise to provide support for your claim that your wireless hubsites can wirelessly link office buildings within a 150 square mile area, or approximately 4.1 trillion square feet. We note that the current coverage area for traditional Wi-Fi services is approximately 38 square feet.

4.   We note your discussion of your "high-speed broadband, fixed wireless Internet" services in the Dallas/Fort Worth area and your discussion of WiMax technology. Please clarify how your current fixed wireless internet services differ from WiMax delivered internet services.

Risk Factors, page 5

"Our Auditors Have Expressed Doubt About Our Ability to Continue as a Going Concern, page 5

5.   Expand this risk factor or include a separate one highlighting the amount of debt currently in default that is held by Mr. Nawara and whether he is permitted to seize the company's assets as repayment.

"If Our Security Measures Are Breached And Unauthorized Access Is Obtained…," page 5

6.   Please remove the mitigating language, "We have not experienced any significant security breaches to our deployed networks" from this risk factor.

"Our Customer Contracts May Be Terminated At Will…," page 9

7. Rather than providing a technical discussion of the impact termination of your contracts will have on your accounting for those contracts, revise to clarify how the risk will effect investors in your company.

Further Information, page 10

8. Update the address of the SEC to reflect its new location: 100 F St. NE, Washington, DC 20549.

9. We note the website, www.ibroadband.com. Please tell us in your response letter whether this is the company's website. If so, please disclose the address here.

Item 2 Management's Discussion and Analysis and Results of Operations, page 10

Material Trends and Events, page 11

10. We note your statement that you are currently engaged in efforts to raise additional capital. Expand this section to quantify your material capital commitments for 2006 and beyond (to the extent possible). For example, we note your later discussion of the default judgment against T-Speed Broadband Communications, Inc. for approximately $100,000.

Financial Statements – Revenues, page 11

11. Provide a description of your current customers (retail v. business) and an indication of how many customers you had for each period presented.

Other Expenses, page 12

12. In your response letter, please identify the persons to whom stock options and warrants were granted during the 2003 and 2004 fiscal years.

Item 4 Security Ownership of Certain Beneficial Owners and Management, page 13

13. Revise the tabular entry for Mr. Nawara's beneficial ownership to reflect all the shares that Mr. Nawara's beneficially owns. Footnote (3) to the table does not suffice. For example, since Mr. Nawara controls Uptown Capital Group, Inc. the shares listed for Uptown Capital Group should also appear in Mr. Nawara's total.

Item 5 Directors and Executive Officers, Promoters and Control Persons, page 13

Executive Chairman of the Board, Raymond J. Nawara, page 14

14.   Generally revise your summary of Raymond Nawara's business experience. For
        example, provide support for your statement that Mr. Nawara is "recognized
        nationwide as a leader in entrepreneurial achievement." Clarify the nature of Mr.
        Nawara's work at CrossAccess Corporation, including his position with
        CrossAccess and the nature of the agreements entered into with Sybase, Oracle,
        Software AG, and others. Define terms such as IDMS, IMS, and DB2. Finally,
        expand your discussion of how Mr. Nawara has raised $7 million in the past four
        years. Clarify whether this money was raised for IBroadband and why no
        disclosure of these financings are disclosed in MD&A and Recent Sales of
        Unregistered Securities.

General Counsel, Bruce Heidecke and Vice President, Marketing, Kimberley Max, page
16

15.   Confirm in your response letter the accuracy of your disclosure indicating that
        Mr. Heidecke and Ms. Max were both General Counsel of Cross Access
        Corporation from 1991-1997. In addition, confirm in your response letter that
        Mr. Heidecke was both a partner in his law firm and Assistant Attorney General
        for the State of Illinois at the same time between 1982-1987.

Item 6 Executive Compensation, page 16

Summary of Cash and Certain Other Compensation, page 16

16.   Because your fiscal year end recently changed from December 31 to September
        30, please revise the "Summary Compensation Table" to present the
        compensation to the named executive officers for your last three fiscal years, i.e.,
        your December 31, 2002, 2003, and 2004 fiscal years, *and* for the period ended
        September 30, 2005. For further guidance, please see Publicly Available Phone
        Interpretation 6S (March 1999 Supplement), available on our website at:
        http://www.sec.gov/interps/telephone/phonesupplement1.htm.

17.   We note that Mr. Hutchins's salary dropped dramatically from 2003 to 2004 and
        remained relatively low for 2005. Confirm in your response letter that he works
        full time for the company. If not, please revise his bio to indicate how much time
        he devotes to the company's business and include an appropriately captioned risk
        factor highlighting the potential distraction to the company of his alternative
        interests. If any other executive officer or key employee devotes less than full
        time to the company's business, also disclose.

Director Compensation, page 17

18.   Clarify why Raymond Nawara's compensation increased from $4,500 for the
        December 31, 2004 fiscal year end to $44,000.72 for the September 30, 2005
        fiscal year end, and revise to describe the terms of any agreements between Mr.
        Nawara and your company, as required by Item 402(f) of Regulation S-B.

Item 7 Certain Relationships and Related Transactions, page 17

19.   Identify the bank that was the source of the outstanding bank loan assumed by
        Mr. Nawara, as well as the private entity to which IBT owed, as of July 31, 2004,
        $500,000 in principal and accrued interest. Further, clarify whether the loan of
        $2,832,965.96 is part of the line of credit, summarized on page F-14, Note 11, that
        your company entered into with Mr. Nawara, and revise the Certain Relationships
        section to summarize that line of credit.

Part II

Item 2 Legal Proceedings

20.   Summarize the facts underlying the law suit involving T-Speed Broadband
        Communications, Inc. and Hutton Communications, Inc.

Item 5 Indemnification of Directors and Officers, page 18

21.   Provide the undertaking in the first sentence of Item 512(e) of Regulation S-B.
        See Item 510 of Regulation S-B.

Consolidated Statement of Operations, page F-4

22.   Correct the typographical error with respect to your entry for interest expense for
        the period ended September 30, 2005.

Consolidated Statement of Operations (Unaudited), page F-18

23.   Tell us specifically what is included in the deferred salaries credit and how this
        amount was calculated. We also note the related adjustment for deferred
        compensation in Note 4. Tell us and disclose if the adjustments in Note 4 affected
        other quarters within fiscal 2004, or if these adjustments relate to prior fiscal
        years. If they affect fiscal 2003, please revise your financial statements. If they
        affect other previous fiscal years, such as 2002, disclose the amount of each
        adjustment by year.

Form 10-KSB for the fiscal year ended September 30, 2005 and Form 10-QSB for the quarter ended December 31, 2005

General

24.   Please revise your Form 10-KSB and Form 10-QSB to comply with all of our comments on your Form 10-SB.

Controls and Procedures

25.   Revise your Item 307 disclosure to ensure it conforms with the requirements of that Item of Regulation S-B. For example, please note that management's evaluation of the effectiveness of the company's disclosure controls and procedures should govern the end of the period governed by the applicable periodic report, rather than "within 90 days prior to the filing date" of the report. In addition, in light of your management's view that there can be "no assurance" that any design of disclosure controls and procedures will achieve its stated goals, revise your conclusion as to the effectiveness of your disclosure controls and procedures to conclude, if true, that (1) your disclosure controls and procedures are designed at the "reasonable assurance" level, and (2) that your disclosure controls are effective at that reasonable assurance level.

Signature Page

26.   On the signature page of your periodic reports, please include the signature of the executive officers serving in their capacity as the principal financial officer and the principal accounting officer. See General Instruction C.2 to Form 10-KSB and General Instruction F.2 to Form 10-QSB.

Exhibit 31.1

27.   Amend the entirety of your Form 10-KSB and Form 10-QSB to ensure that the Item 601(b)(31) certifications match exactly the language set forth in that Item requirement of Regulation S-B. For example, paragraph 3.b states that Mr. Hutchins evaluated the effectiveness of the registrant's disclosure controls and procedures "as of a date within 90 days prior to the filing date of this annual report…," but the same paragraph in Item 601(b)(31) requires the certifying executive officer to affirm that he "evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation." For further guidance please refer to the most current version of the Item 601(b)(31) certifications, available on the web at http://www.law.uc.edu/CCL/regS-B/SB601.html.

* * * *

As appropriate, please amend your filing and respond to our comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Carroll, Staff Accountant, at (202) 551-3362, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or Larry Spirgel, Assistant Director, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director